UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

               Under the Securities Act of 1934 (Amendment No.2)*

                           Paramark Enterprises, Inc.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   699163 10 1
                                 (CUSIP Number)

                                Alan S. Gottlich
                         c/o Paramark Enterprises, Inc.
                                One Harmon Plaza
                           Secaucus, New Jersey 07094
                                 (201) 422-0910
               --------------------------------------------------
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  May 22, 1998
                   ------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box. /_/

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  699163 10 1                13D                          Page 2 of 12


1    NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     Alan S. Gottlich
     ###-##-####
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
     (a)
     (b) X
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     PF
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
     OR 2(e)                                                               /_/

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     USA
--------------------------------------------------------------------------------
NUMBER OF SHARES                             7      SOLE VOTING POWER
                                                    330,589 (1) (3)
                                             -----------------------------------
BENEFICIALLY OWNED BY                        8      SHARED VOTING POWER
                                                    368,389 (2)
                                             -----------------------------------
EACH REPORTING PERSON                        9      SOLE DISPOSITIVE POWER
                                                    330,589 (1) (3)
                                             -----------------------------------
WITH                                         10     SHARED DISPOSITIVE POWER
                                                    368,389 (2)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     698,978
--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW(11) EXCLUDES CERTAIN SHARES (See Instructions)
     X
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     19.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)
     IN
--------------------------------------------------------------------------------

(1)  Includes 150,874 shares held by Mr. Gottlich's wife.

(2) Includes 368,389 shares held by the Charles N. Loccisano Trust f/b/o/ Michael Loccisano and the Charles N. Loccisano Trust f/b/o/ Marisa Loccisano. Mr. Gottlich is a co-trustee of the Trusts.

(3) Includes 143,250 shares subject to options exercisable within the next 60 days, and excludes 45,000 shares subject to options not exercisable within the next 60 days.

CUSIP NO.  699163 10 1                 13D                          Page 3 of 12


--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Lorraine S. Gottlich
         ###-##-####
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
         (a)
         (b) X
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS (See Instructions)
         PF
--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
         2(d) OR 2(e)                                                       /_/

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         USA
--------------------------------------------------------------------------------
NUMBER OF SHARES                             7      SOLE VOTING POWER
                                                    150,874
                                             -----------------------------------
BENEFICIALLY OWNED BY                        8      SHARED VOTING POWER
                                                    0
                                             -----------------------------------
EACH REPORTING PERSON                        9      SOLE DISPOSITIVE POWER
                                                    150,874
                                             -----------------------------------
WITH                                         10     SHARED DISPOSITIVE POWER
                                                    0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         150,874
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES (See Instructions)
         X
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         4.5%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (See Instructions)
         IN
--------------------------------------------------------------------------------

CUSIP NO.  699163 10 1                 13D                          Page 4 of 12


--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Saul Feiger
         ###-##-####
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
         (a)
         (b) X
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS (See Instructions)
         PF
--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
         2(d) OR 2(e)                                                      /_/
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         USA
--------------------------------------------------------------------------------
NUMBER OF SHARES                             7      SOLE VOTING POWER
                                                    40,096
                                             -----------------------------------
BENEFICIALLY OWNED BY                        8      SHARED VOTING POWER
                                                    368,389 (1)
                                             -----------------------------------
EACH REPORTING PERSON                        9      SOLE DISPOSITIVE POWER
                                                    40,096
                                             -----------------------------------
WITH                                         10     SHARED DISPOSITIVE POWER
                                                    368,389 (1)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         408,485
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES (See Instructions)
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         12.1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (See Instructions)
         IN
--------------------------------------------------------------------------------

(1) Includes 368,389 shares held by the Charles N. Loccisano Trust f/b/o/ Michael Loccisano and the Charles N. Loccisano Trust f/b/o/ Marisa Loccisano. Mr. Feiger is a co-trustee of the Trusts.

CUSIP NO.  699163 10 1                 13D                          Page 5 of 12


--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Charles N. Loccisano
         ###-##-####
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
         (a)
         (b) X
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS (See Instructions)
         PF
--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
         2(d) OR 2(e)                                                      /_/
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         USA
--------------------------------------------------------------------------------
NUMBER OF SHARES                             7      SOLE VOTING POWER
                                                    1,131,660 (1) (2)
                                             -----------------------------------
BENEFICIALLY OWNED BY                        8      SHARED VOTING POWER
                                                    0
                                             -----------------------------------
EACH REPORTING PERSON                        9      SOLE DISPOSITIVE POWER
                                                    1,131,660 (1) (2)
                                             -----------------------------------
WITH                                         10     SHARED DISPOSITIVE POWER
                                                    0
--------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         1,131,660
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES (See Instructions)
         X
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         31.1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (See Instructions)
         IN
--------------------------------------------------------------------------------


(1) Excludes 368,389 shares held by the Charles N. Loccisano Trust f/b/o/ Michael Loccisano and the Charles N. Loccisano Trust f/b/o/ Marisa Loccisano, of which Mr. Loccisano is a settlor.

(2) Includes 268,125 shares subject to options exercisable within the next 60 days, and excludes 45,000 shares subject to options not exercisable within the next 60 days.

CUSIP NO.  699163 10 1                 13D                          Page 6 of 12
--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Charles N. Loccisano Irrevocable Trust f/b/o/ Michael Loccisano 22-6568468
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
         (a)
         (b) X
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS (See Instructions)
         PF
--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
         2(d) OR 2(e)                                                      /_/
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         USA
--------------------------------------------------------------------------------
NUMBER OF SHARES                             7      SOLE VOTING POWER
                                                    184,195
                                             -----------------------------------
BENEFICIALLY OWNED BY                        8      SHARED VOTING POWER
                                                    0
                                             -----------------------------------
EACH REPORTING PERSON                        9      SOLE DISPOSITIVE POWER
                                                    184,195
                                             -----------------------------------
WITH                                         10     SHARED DISPOSITIVE POWER
                                                    0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         184,195
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES (See Instructions)
         X
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         5.5%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (See Instructions)
         OO
--------------------------------------------------------------------------------

CUSIP NO.  699163 10 1                 13D                          Page 7 of 12


--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Charles N. Loccisano Irrevocable Trust f/b/o/ Marisa Loccisano 22-6568466
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
         (a)
         (b) X
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS (See Instructions)
         PF
--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
         2(d) OR 2(e)                                                      /_/
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         USA
--------------------------------------------------------------------------------
NUMBER OF SHARES                             7      SOLE VOTING POWER
                                                    184,195
                                             -----------------------------------
BENEFICIALLY OWNED BY                        8      SHARED VOTING POWER
                                                    0
                                             -----------------------------------
EACH REPORTING PERSON                        9      SOLE DISPOSITIVE POWER
                                                    184,195
                                             -----------------------------------
WITH                                         10     SHARED DISPOSITIVE POWER
                                                    0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         184,195
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES (See Instructions)
         X
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         5.5%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (See Instructions)
         OO
--------------------------------------------------------------------------------

1.       Security and Issuer.

         This Statement relates to the common stock , par value $.01 per share ("Common Stock"), of Paramark Enterprises, Inc., a Delaware corporation (the "Issuer" or the "Company"). The address of the Issuer's principal executive offices is One Harmon Plaza, Secaucus, New Jersey 07094.

2.       Identity and Background.

         (a) Name. This Statement is being filed by each reporting person ("Reporting Person") as follows:

                 Alan S. Gottlich
                 Lorraine S. Gottlich
                 Saul Feiger
                 Charles N. Loccisano
                 Charles N. Loccisano Irrevocable Trust f/b/o/ Michael Loccisano Charles N. Loccisano Irrevocable Trust f/b/o/ Marisa Loccisano

         The filing of this Statement shall not be construed as an admission that Alan S. Gottlich, Lorraine S. Gottlich, Saul Feiger Charles N. Loccisano, Charles N. Loccisano Irrevocable Trust f/b/o/ Michael Loccisano, or Charles N. Loccisano Irrevocable Trust f/b/o/ Marisa Loccisano are, for the purposes of
Section 13(d) or 13 (g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the beneficial owner of any securities covered by this Statement or that this schedule is required to be filed by such person.

         (b) Business Address. The business address for each Reporting Person, other than Saul Feiger and Lorraine Gottlich, is c/o Paramark Enterprises, Inc., One Harmon Plaza, Secaucus, New Jersey 07094. Saul Feiger's business address is 152-18 Union Turnpike, Kew Garden Hills, New York 11367. Lorraine Gottlich's residence address is 8 Edward Court, Tenafly, New Jersey 07670.

         (c) Present Principle Occupation or Employment. Alan Gottlich is President and Chief Financial Officer of the Issuer, Charles N. Loccisano is Chairman and Chief Executive Officer of the Issuer, Lorraine Gottlich is a housewife, and Saul Feiger is a practicing attorney.

         (d) Criminal Convictions. During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding, excluding traffic violations and similar misdemeanors.

         (e) Court or Administrative Proceedings. During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Citizenship. Alan S. Gottlich, Lorraine S. Gottlich, Saul Feiger and Charles N. Loccisano are citizens of the United States of America. The Charles N. Loccisano Irrevocable Trust f/b/o/ Michael Loccisano and the Charles
N. Loccisano Irrevocable Trust f/b/o/ Marisa Loccisano were organized under the laws of the State of New Jersey.

3.       Source and Amounts of Funds and Other Consideration.

         In October 1991, Lorraine S. Gottlich acquired 155,874 shares for a total purchase price of $15,251, Saul Feiger acquired 40,096 shares in consideration for legal services provided to the Company, and the Charles N. Loccisano Irrevocable Trust f/b/o/ Michael Loccisano and the Charles N. Loccisano Irrevocable Trust f/b/o/ Marisa Loccisano acquired 1,013,390 shares for a total purchase price of $778,595. Such shares were purchased with personal funds. A Schedule 13G was previously filed for all the Reporting Persons as these shares were acquired prior to the Company going public. This Schedule 13D is being filed due to stock grants and the redemption of convertible loans as described below.

         On January 12, 1998, Alan S. Gottlich received option grants to purchase 188,250 shares at a price of $.50 per share pursuant to the Company's 1996 Stock Option Plan in exchange for the forfeiture of 251,000 options under such plan, and Charles N. Loccisano received option grants to purchase 313,125 shares at a price of $.50 per share pursuant to the Company's 1996 Stock Option Plan in exchange for the forfeiture of 417,500 options under such plan.

         On January 12, 1997, Alan S. Gottlich loaned the Company $32,500 and Charles N. Loccisano loaned the Company $250,000 in the form of five year convertible debentures with interest at a rate of 8% per annum. These loans are convertible into the Company's Common Stock at any time by the holders based on a conversion price of $.50 per share. These loans were provided to the Company with personal funds.

         On March 9, 1998, Alan Gottlich provided the Company a credit line in the amount of $60,775 and Charles Loccisano provided the Company a credit line in the amount of $439,225. The loan agreement for these credit lines provide for interest at the rate of 5.39% per annum, and expire on the earlier of (i) March 9, 1999 or (ii) the Company's receipt of funds from an alternate source to fund its working capital needs. The terms of the credit line also provide for the grant of 36,465 shares of common stock to Alan Gottlich and the grant of 263,535 shares of common stock to Charles Loccisano. These loans were provided to the Company with personal funds. As a result of the restructuring of its debt, the Company redeemed the convertible notes previously issued to Messrs.
Gottlich and Loccisano.

         On April 21, 1998, the Charles N. Loccisano Irrevocable Trust f/b/o/ Michael Loccisano transferred 22,500 shares of common stock to Kenneth Berg, the Charles N. Loccisano Irrevocable Trust f/b/o/ Marisa Loccisano transferred 22,500 shares of common stock to Kenneth Berg and Lorraine S. Gottlich transferred 5,000 shares of common stock to Kenneth Berg. These transfers were made pursuant to the terms of a settlement agreement in consideration for the relinquishment of certain debts.

         On May 22, 1998, the Charles N. Loccisano Irrevocable Trust f/b/o/ Michael Loccisano transferred 300,000 shares of common stock to Charles N. Loccisano and the Charles N. Loccisano Irrevocable Trust f/b/o/ Marisa Loccisano transferred 300,000 shares of common stock to Charles N. Loccisano. These transfers were made based on the market price of the common stock on the date of sale.

4.       Purpose of Transaction.

         The acquisition of the shares of Common Stock of Issuer by the Reporting Persons are for investment purposes. The Reporting Persons may, from time to time, depending upon market conditions and other investment considerations, purchase additional shares or dispose of shares of the Company's Common Stock.

         As Chairman of the Board and President of the Company, Messrs. Loccisano and Gottlich regularly explore potential actions and transactions which may be advantageous to the Company, including mergers, asset sales, acquisitions, reorganizations, debt and equity financings, or other material changes in the business, corporate structure, management, policies, governing instruments, securities or regulatory reporting obligations of the Company.

         Except as previously noted with respect to Messrs. Loccisano and Gottlich, the Reporting Persons have no present plans or proposals which relate to or would result in any of the following:

         (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer.

         (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the directors or to fill any existing vacancies of the board;

         (e) any material change in the present capitalization or dividend policy of the Issuer;

         (f) any other material change in the Issuer's business or corporate structure;

         (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) a class of eligible equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

         (j) any action similar to those enumerated above.

5.       Interest in Securities of the Issuer.

         (a) As of the date hereof, Alan Gottlich may be deemed to be the beneficial owner of 698,978 shares of Issuer's Common Stock, which represents 19.9% of Issuer's outstanding Common Stock, Lorraine Gottlich may be deemed to be the beneficial owner of 150,874 shares of Issuer's Common Stock, which represents 4.5% of Issuer's outstanding Common Stock, Saul Feiger may be deemed to be the beneficial owner of 408,485 shares of Issuer's Common Stock, which represents 12.1% of Issuer's outstanding Common Stock, Charles N. Loccisano may be deemed to be the beneficial owner of 1,131,660 shares of Issuer's Common Stock, which represents 31.1% of Issuer's outstanding Common Stock, Charles N. Loccisano Irrevocable Trust f/b/o/ Michael Loccisano may be deemed to be the beneficial owner of 184,195 shares of Issuer's Common Stock, which represents 5.5% of Issuer's outstanding Common Stock, and Charles N. Loccisano Irrevocable Trust f/b/o/ Marisa Loccisano may be deemed to be the beneficial owner of 184,195 shares of Issuer's Common Stock, which represents 5.5% of Issuer's outstanding Common Stock .

         (b) Alan Gottlich may be deemed to be the beneficial owner of 698,978 shares of Issuer's Common Stock, of which Mr. Gottlich has sole voting and dispositive power for 330,589 shares, which includes 150,874 shares held by Mr. Gottlich's wife, and 143,250 shares subject to options exercisable within the next 60 days, and shared voting and dispositive power for 368,389 shares held by the Charles N. Loccisano Irrevocable Trust f/b/o/ Michael Loccisano and the Charles N. Loccisano Irrevocable Trust f/b/o/ Marisa Loccisano of which Mr. Gottlich is a co-trustee. Such amounts exclude 45,000 shares subject to options not exercisable within the next 60 days.

         Lorraine Gottlich may be deemed to be the beneficial owner with sole voting and dispositive power of 150,874 shares of Issuer's Common Stock held by her.

         Saul Feiger may be deemed to be the beneficial owner of 408,485 shares of Issuer's Common Stock, of which Mr. Feiger has sole voting and dispositive power for 40,096 shares, and shared voting and dispositive power for 368,389 shares held by the Charles N. Loccisano Irrevocable Trust f/b/o/ Michael Loccisano and the Charles N. Loccisano Irrevocable Trust f/b/o/ Marisa Loccisano of which Mr. Feiger is a co-trustee.

         Charles N. Loccisano may be deemed to be the beneficial owner with sole voting and dispositive power of 1,131,660 shares of Issuer's Common Stock, which includes 268,125 shares subject to options exercisable within the next 60 days. Mr. Loccisano expressly disclaims beneficial ownership with respect to 368,389 shares held by the Charles N. Loccisano Irrevocable Trust f/b/o/ Michael Loccisano and the Charles N. Loccisano Irrevocable Trust f/b/o/ Marisa Loccisano of which Mr. Loccisano is settlor and over which neither Mr. Loccisano or his children, who are the beneficiaries of such trusts, have voting or dispositive power. Such amounts exclude 45,000 shares subject to options not exercisable within the next 60 days.

         The Charles N. Loccisano Irrevocable Trust f/b/o/ Michael Loccisano may be deemed to be the beneficial owner with sole voting and dispositive power of 184,195 shares of Issuer's Common Stock held by it.

         The Charles N. Loccisano Irrevocable Trust f/b/o/ Marisa Loccisano may be deemed to be the beneficial owner with sole voting and dispositive power of 184,195 shares of Issuer's Common Stock held by it.

         (c) Except as described in Item 3 above, none of the Reporting Persons own beneficially any shares of Common Stock of Issuer or have effected any transaction in shares of Common Stock of Issuer during the 60 days preceding the date of this Statement.

         (d) Except as set forth in the Trust Agreements, no person other than the Reporting Persons are known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by them.

         (e)      Not applicable.

6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Other than as indicated elsewhere in this Statement, the Reporting Persons are not a party to any contract, arrangement, understanding, or relationship (legal or otherwise) with any person with respect to any securities of the Issuer other than the Trust Agreements, including by not limited to, the transfer or voting of any of the Issuer's securities, finder's fees, joint ventures, loan or option arrangements puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

7.       Material to be Filed as Exhibits:

         Exhibit 1: Agreement regarding joint filing.

                                   Signatures



         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  June 22, 1998                      /s/  Alan Gottlich
                                          Alan S. Gottlich


Date:  June 22, 1998                      /s/  Lorraine Gottlich
                                          Lorraine S. Gottlich


Date:  June 22, 1998                      /s/  Charles Loccisano
                                          Charles N. Loccisano


Date:  June 22, 1998                      /s/  Saul Feiger
                                          Saul Feiger



Date:  June 22, 1998                      Charles N Loccisano Irrevocable Trust
                                          F/B/O/ Michael Loccisano


                                          By:     /s/  Alan Gottlich
                                          Alan S. Gottlich, Trustee



Date:  June 22, 1998                      Charles N Loccisano Irrevocable Trust
                                          F/B/O/ Marisa Loccisano


                                          By:   /s/  Alan Gottlich
                                          Alan S. Gottlich, Trustee